Exhibit 23.1
[LETTERHEAD OF DELOITTE & TOUCHE LLP]
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated June 30, 2008, relating to the consolidated financial statements and financial statement schedule of H&R Block, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding H&R Block, Inc.’s adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, ”), and the effectiveness of H&R Block, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K for the year ended April 30, 2008, and to the reference to us under the heading “Experts”in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
October 22, 2008
Kansas City, Missouri